ANNUAL INFORMATION FORM
(AIF)

of

AUGUSTA RESOURCE CORPORATION
(the “Company”)
Suite 400, 837 West Hastings Street
Vancouver, British Columbia
V6C 3N6

Telephone: 604-687-1717
Facsimile: 604-687-1715
Website: www.augustaresource.com
E-mail: info@augustaresource.com

Dated: February 3, 2006

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ITEM 1: PRELIMINARY NOTES

Effective Date of Information

This AIF is dated February 3, 2006, and the information contained herein is current as of such date, other than certain financial information which is current as of December 31, 2004, being the date of the Company’s most recently audited financial year end and as at September 30, 2005 being the Company’s most recently completed interim period.

Incorporation of Other Information

The information provided in this AIF is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF. These documents must be read together with the AIF in order to provide full, true and plain disclosure of all material facts relating to the Company. The documents listed below are not contained within, nor attached to this document. The documents may be accessed by the reader at the following locations:

Document Type as referenced on SEDAR	Effective Date/ Period Ended	Dated Filed on SEDAR	Location of Document
Management Proxy/Information Circular	May 16, 2005	May 20, 2005	www.sedar.com
Audited Annual Financial Statements (most recent)	December 31, 2004	April 28, 2005	www.sedar.com www.augustaresource.com
Interim Financial Statements - (most recent)	September 30, 2005	November 20, 2005	www.sedar.com www.augustaresource.com
Technical Report on the Rosemont Property	August 16, 2005	September 2, 2005	www.sedar.com
Technical Report on the Mt. Hamilton Property	February 24, 2005	March 28, 2005	www.sedar.com
Technical Report on the Lone Mountain Property	April 6, 2005	May 2, 2005	www.sedar.com
Press Releases	Various dates		www.sedar.com www.augustaresource.com

All financial information in this AIF is prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).

Currency

All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Note Regarding Forward Looking Statements

This AIF contains “forward-looking statements” which represent expectations or beliefs of the Company about future events. These statements can be identified generally by forward-looking words such as “expect”, “believe”, “anticipate”, “plan”, “intend”, “estimate”, “may”, “will” or similar words. Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors,

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including, without limitation, those described in Item 5 of this AIF under the heading, “Risk Factors”, and elsewhere in this AIF.

The Company’s forward-looking statements contained in this AIF are made as of the respective dates set forth in this AIF. Such forward-looking statements are based on the beliefs, expectations and opinions of management as of the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Glossary of Technical Terms

Anomaly

A geological feature, especially in the subsurface, distinguished by geological, geophysical or geochemical means, which is different from the general surroundings and may have the potential to be of economic value.

Bornite	Common copper sulfide mineral with composition Cu5 FeS4.
Cambrian	The lowest system of the Paleozoic, 570-510 Ma, during which there was a vast radiation of shelled invertebrates.
Chalcopyrite	The most common copper sulfide mineral with composition CuFeS2.
Feasibility Study

A comprehensive study of a deposit in which all geological, engineering and economic factors are considered in sufficient detail to serve as the basis for a final decision on whether to proceed with development of the deposit for production.

Galena	The most common lead ore with composition PbS.
Geophysics	The study of physical properties of rocks and minerals.
Hydrothermal	A hot fluid, largely water, presumed to have been released from a magma.
Lenticular	Resembling in shape the cross section of a lens, esp. of a double -convex lens. The term may be applied, e.g., to a body of rock, a sedimentary structure, or a mineral habit.
Malachite	A common secondary copper mineral, occurring typically in the oxidised zone of copper deposits. (Cu2 CO3 (OH)2 ).
Massive Sulfides	A rock composed of at least 60% sulfide material.
Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Mineral Reserve	See definitions below.
Mineral Resource	See definitions below.
Mineral Symbols	Au – gold; Ag – silver; Cu – copper; Fe – iron; Hg – mercury; Mo – molybdenum; Na – Sodium; Ni – Nickel; O – Oxygen; Pd – palladium; Pt – platinum; Pb – lead; S – Sulphur; Zn – Zinc.
Mineralization, Mineralized material, mineralized deposits or Deposit

A mineralized body which has been intersected by sufficient closely spaced drill holes and/or sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work. This mineralized body does not qualify as a commercially mineable ore body, as prescribed under Securities and Exchange Commission standards, until a final and comprehensive economic, technical and legal feasibility study based upon the test results is concluded and supports Proven/Probable Mineral Reserves.

Mineral Deposit	A mineralized body which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of

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metal(s). Under SEC standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes economic feasibility.
Molybdenite	The primary ore of molybdenum with chemical composition MoS2.
Net Smelter Royalty (NSR)	A royalty payment made by a producer of metals, normally to a previous property owner, based on gross mineral production from the property, less deduction of certain costs.
Paleozoic	An era comprising the Cambrian to Permian systems.
Permian	The youngest period of the Palaeozoic
Preliminary Feasibility

A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined. This Study must include a financial analysis based on reasonable assumptions of technical, engineering, operating, and economic factors and evaluation of other relevant factors which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource maybe classified as a Mineral Reserve.

Pyrite	The most common and widely distributed sulfide mineral with composition FeS2.
Refractory Ore	Ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to effect the full recovery of the valuable minerals.
Renierite	A sulfide mineral with contained copper, zinc and germanium. (Cu,Zn)11 (Ge,As)2 Fe4 S16.
Scheelite	A tetragonal mineral, CaWO4 , with molybdenum replacing tungsten toward powellite CaMoO4 ; a source of tungsten.
Skarn

Metamorphic zone developed in the contact area around igneous rock intrusions when carbonate sedimentary rocks are invaded by large amounts of silicon, aluminium, iron, and magnesium. The minerals commonly present in a skarn include iron oxides, calc -silicates (wollastonite, diopside, forsterite), andradite and grossularite garnet, epidote, and calcite. Many skarns also include ore minerals; several productive deposits of copper or other base metals have been found in and adjacent to skarns. The typical rock of a skarn is hornfels, a fine-grained, flinty rock produced by the heat and solutions given off by the intruding magma.

Sphalerite	The most common zinc mineral with composition ZnS.
Stratigraphic	Pertaining to the composition, sequence, and correlation of stratified rocks.
Sulphide	A compound of sulphur with another element, typically a metallic element or compound.
Vein	A tabular or sheet-like mineral deposit with identifiable walls, often filling a fracture or fissure.

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National Instrument 43-101 Definitions

Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 (“NI 43-101”). The definitions given in NI 43-101 are adopted from those given by the Canadian Institute of Mining Metallurgy and Petroleum.

Mineral Reserve

The term “mineral reserve” refers to the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that might occur when the material is mined.

Mineral Resource

The term “mineral resource” refers to a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

The term “measured mineral resource” refers to that part of a mineral resource for which quantity grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

The term “indicated mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

The term “inferred mineral resource” refers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Qualified Person

The term “qualified person” refers to an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self-regulating organization.

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Purpose

This AIF is prepared in accordance with Form 51-102F2 to National Instrument 51-102 as a disclosure document intended to provide material information about the Company and its business at a point in time in the context of its historical and possible future development. This disclosure is supplemented throughout the year by subsequent continuous disclosure filings including news releases, material change reports, business acquisition reports, financial statements and management discussion and analysis.

ITEM 2: CORPORATE STRUCTURE

Incorporation or Organization of Company

The Company was incorporated on January 14, 1937 by Articles of Incorporation Letters Patent pursuant to the Ontario Business Corporations Act under the name Hol-Lac Gold Mines, Limited. In 1985, after a period of dormancy, the Company began actively pursuing interests in mining properties. On July 3, 1997, the Company changed its name to Augusta Resource Corporation and on June 28, 1999 the Company was continued under section 187 of the Canada Business Corporations Act.

The Company’s registered office is at Suite 2300 – Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, BC, V7X 1J1. The Company’s head office is located at Suite 400 – 837 West Hastings Street, Vancouver, BC, V6C 3N6. The Company also has an Executive office located at Suite 1040, 4500 Cherry Creek Drive South, Glendale, Colorado, 80246.

The Company is a reporting issuer under the Securities Act (British Columbia), Securities Act (Alberta), and Securities Act (Ontario), and, as such, is required to make filings on a continuous basis thereunder. Such material is available for inspection through the British Columbia Securities Commission, the Alberta Securities Commission and the Ontario Securities Commission, and on the SEDAR website at www.sedar.com.

In April of 2003, the Company consolidated its issued and outstanding shares on a 3 old for 1 new basis with no name change. The consolidation was undertaken to assist in accessing financing.

The Company’s fiscal year end is December 31 and its common shares trade on the TSX Venture Exchange under the symbol “ARS”.

The Company has an unlimited number of common shares without par value authorized. At December 31, 2005, there were 39,514,593 common shares issued and outstanding.

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Subsidiaries

(1) Represents both the percentage of ownership and the percentage of voting power held.

Employees

As at December 31, 2005, the Company had four employees in the Vancouver, British Columbia office and 4 employees in the Glendale, Colorado office. As operations require, the Company also retains geologists, engineers, geophysicists and other consultants on a fee for service basis.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History - Significant Acquisitions/Dispositions

Due to the overall depressed market environment for junior resource companies, the Company was basically inactive throughout 2001. During the first two quarters of 2002 the Company optioned interests in 13 properties aggregating approximately 1.7 million acres of land strategically located in the Coronation Diamond District area play located in Nunavut, Canada, around the kimberlite exploration finds of Ashton, Kennecott, DeBeers and others. The Company formed an alliance with Ashton Mining (Northwest Territories) Ltd. whereby Ashton would undertake the initial work programs (to be funded by the Company) on six properties and then have the option to acquire a 60% interest in the properties over several years. The Company believed that Ashton’s expertise, experience and resources in the Coronation Gulf district would allow for cost effective and systematic exploration of the Company’s properties.

During 2002 the Company raised $615,000 through private placements and $100,000 through a loan. However, this was insufficient for the Company to meet its obligations and as a result seven properties aggregating 971,559 acres were returned to the vendors. The Company continued to hold interests in six properties covering over 728,000 acres.

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Most of 2003 was spent attempting to acquire mineral exploration properties to complement the Company’s interests held in the Coronation Diamond District. During 2003, the Company raised $346,500 of which $195,000 was through the issue of flow-through shares, providing the ability to undertake the initial work expenditures on the AW and BH properties comprising over 240 acres. Results of the initial work program did not prove favourable and no further work was recommended. The agreement with Ashton with respect to the AW and BH properties was terminated and the Company wrote-off the costs effective June 30, 2004.

The Company also has four separate option agreements with 4763 NWT Ltd. (“NWT”) to acquire working interests (“WI”) of 10% and 20% for four properties located in the Coronation Diamond District in Nunavut, Canada, which aggregate about 487,300 acres in the region. Various third party exploration companies (“Primary Optionees”) were provided an option to earn their interest by completing work over a 3 to 4 year period providing the Company a carried interest in these properties pending the Primary Optionee’s earning their interest. However, to date, the Primary Optionees have not supplied the Company with reports of work performed on these properties. In addition, as interest in the exploration area has diminished, the Company does not plan on conducting any work on these properties.

In December of 2004, the Company announced it had entered into an agreement to acquire the Mt. Hamilton Gold Project, located in White Pine County, Nevada. The terms of the acquisition were US$3.6 million payable with US$3,000,000 in cash payable over a two year period and 3,750,000 units. The units had a deemed value of US$0.16. Each unit consisted of one share and one warrant. Each warrant entitles the holder to purchase one common share at US$0.16 for a period of two years expiring on May 6, 2007. The Company also assumed an underlying NSR and minimum advance royalty payments. Prior to commencement of commercial production the Company will pay minimum advance royalty payments of US$100,000 per annum commencing November 19, 2005 and continuing until November 19, 2010, when the annual payment amount increases to US$300,000. Upon commencement of commercial production, the Company will pay a base rate of 3% NSR, subject to increase whenever the price of gold is greater than US$400 per ounce.

On January 26, 2005, the Company announced it had entered into an agreement to acquire the Shell Deposit, molybdenum-gold property in White Pine County, Nevada, located approximately 1,000 meters from its Mt. Hamilton property. The Company is acquiring a 100% working interest, subject to an underlying NSR ranging from 0.5% - 4.5% for cash payment of US$120,000, and annual advance royalty payments commencing at US$80,000 on the first anniversary increasing by $20,000 per year until production commences.

In March 2005, the Company entered into an agreement to acquire the Lone Mountain, copper-zinc-silver property in New Mexico. The Company acquired a 100% working interest, subject to an underlying NSR ranging from 2.0% - 3.0%, minimum exploration commitments of US$4,850,000 over a 3 year period with the first US$500,000 to be expended in the first nine months from signing the agreement, and aggregate payments of US$1,000,000 cash and 325,000 common shares over a three year period, prior to the property being placed in commercial production. In addition, until the property is in commercial production, the Company will make payments of US$400,000 cash and 100,000 common shares on the fourth and each subsequent anniversary. The cash payments during the first three years is as follows: US$100,000 on completion of the agreement, US$200,000 on the first anniversary of the agreement, US$300,000 on the second anniversary of the agreement, and US$400,000 on the third anniversary of the agreement; The share payments are as follows: 50,000 common shares issued on completion of the agreement, 75,000 common shares issued on the first anniversary of the agreement, 100,000 common shares issued on the second and third anniversary of the agreement.

In June 2005 the Company entered into an Option Agreement to purchase the Rosemont Ranch copper deposits in Pima County, Arizona. The Company has the right to purchase a 100% working interest in the property (which includes patented and unpatented claims, fee land and surface grazing rights) subject to a 3% NSR, for cash payment of US$20,800,000 payable over a three year period. The Company is not required to make the payments, but the option would terminate and the Company would surrender any claims to the property if it fails

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to make the payments. The Company has made the first payment of US$6,666,666. The next payment of $7,200,000 is payable on July 29, 2006 and the balance of US$6,933,334 is payable on July 29, 2007.

During 2005 the Company raised approximately $17 million in gross proceeds through private placements and a convertible debenture to complete the initial cash payments and work expenditures for the Rosemont, Mt. Hamilton, Lone Mountain and Shell projects.

Three Year History of Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares or units (consisting of commons shares and warrants exercisable for common shares), shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

Fiscal Year	Nature of Transaction	Number of Shares/Units	Gross Proceeds
2002
01/25/02	Shares for Debt	570,720 Common Shares	$57,072
03/01/02	Shares for Debt	333,000 Common Shares	$49,950
03/20/02	Non-Brokered Private Placement	300,000 Units	$75,000
04/08/02	Non-Brokered Private Placement	1,900,000 Common Shares	$190,000
05/07/02	Non-Brokered Private Placement	500,000 Units	$125,000
05/10/02	Loan	Nil	$100,000
09/06/02	Non-Brokered Private Placement	1,125,000 Units	$225,000
2003
07/29/03	Non-Brokered Private Placement (Flow- Through)	1,300,000 Units	$195,000
07/29/03	Non-Brokered Private Placement	1,515,000 Units	$151,500
2004
08/31/04	Non-Brokered Private Placement	7,660,000 Units	$383,000
11/26/05	Non-Brokered Private Placement	2,800,000 Units	$140,000
2005
03/03/05	Non-Brokered Private Placement	3,500,000 Units	$1,050,000
04/15/05	Non-Brokered Private Placement	1,954,250 Units	$1,954,250
04/15/05	Non-Brokered Private Placement	1,544,250 Units	$3,088,500
06/01/05	Private Placement of Convertible Debenture	Convertible into common shares	$6,000,000
06/29/05	Brokered Private Placement	2,000,000 Units	$5,000,000

In addition the Company raised $46,250 from the exercise of stock options and $1,130,916 from the exercise of warrants during the fiscal year ending December 31, 2005. During the years ended December 31, 2004 and 2003 the Company did not raise any funds from the exercise of stock options or warrants.

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

The Company is engaged in the acquisition, exploration and if warranted, development of natural mineral resource properties. It currently holds or has the options to acquire 100% interest in the following properties:

  Rosemont Property located in Pima County, Arizona;
  Mt. Hamilton Property located in White Pine County, Nevada;
  Lone Mountain Property located in New Mexico;
  Shell Property located in White Pine County, Nevada.
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These properties are in the exploratory stages and are thus non-producing and consequently do not generate any operating income or cash flows from operations. The Company depends on equity capital to finance its activities.

The following is a narrative description of each property:

The Rosemont Property

Acquisition by Augusta

The Company entered into an Option Agreement dated April 18, 2005 with Rosemont Ranch, LLC, Lazy Y I Ranch, LLC, TWW Investments, LLC, DAS holdings, LLC, Habibi LLC and West Santa Rita Land, LLC for the right to purchase a 100% working interest in the Rosemont Property, Pima County, Nevada, USA (which includes patented and unpatented claims, fee land and surface grazing rights), subject to a 3% NSR, for cash payment of US$20,800,000 payable over a three year period. The Company is not required to make the payments but the option would terminate and the Company would surrender any claims to the property if it fails to make the payments. The Company has made the first payment of US$6,666,666 on July 29, 2005. The next payment of US$7,200,000 is payable on July 29, 2006 and the balance of $6,933,334 is payable on July 29, 2007.

The Company retained Wardrop Engineering Inc. (Wardrop) to review and evaluate existing geological data that pertains to the Rosemont Property, including historical resource estimates and to prepare an independent technical report. The review included an examination of all known and available data and a site visit. The technical information in the following section concerning the Rosemont Property is derived from the Technical Report on the Rosemont Property dated August 16, 2005 (Revised) (the “2005 Rosemont Technical Report”). Mr. Gregory Z. Mosher, P.Geo. of Wardrop was responsible for the preparation of the 2005 Rosemont Technical Report. The 2005 Rosemont Technical Report is available on SEDAR at www.sedar.com.

Property Description and Location

The Rosemont Property is located about 50 kilometers southeast of Tucson, Arizona, at approximately 31º 50’ North longitude, 110 º 43’ West latitude. The Property is comprised of 144 Patented Mineral Claims in six parcels, (2,050.14 acres), 850 contiguous unpatented lode claims (approximately 12,000 acres), and five parcels of fee surface rights (910.96 acres), with an aggregate area of approximately 14,960 acres (6,060 hectares). The legal description of the property is as follows: Patented Mining Claims: Townships 18 and 19 South, Ranges 15 and 16 East. Surface Rights: Township 18 South, Range 16 East: Section 14 NE ¼ & SW ¼; Section 15 E ½ less highway; Section 21 NE ¼; Section 23 SE ¼; Section 27 SE ¼ of SE ¼; Section 32 N1/2 SW ¼, S ½ NW ¼ and NE ¼ NW ¼ Unpatented lode claims: Townships 18 and 19 South, Ranges 15 and 16 East.

The patented claims and surface tenure (fee land) have been surveyed, as have the majority of the unpatented claims. The property contains four known skarn-type copper occurrences, the Rosemont, Broadtop Butte, Copper World and Peach–Elgin, of potential economic significance, all generally contained within the area of the patented claims. The unpatented lode claims are renewable annually on September 1, at a cost of US$150 per claim. The patented and fee surface rights are taxed as grazing lands at an annual rate of less than US$2,000. There are two net smelter royalties payable on the patented mining claims as well as the bulk of the non-patented mining claims: 1.5% to Franco-Nevada Mining Co, and 1.5% to Chicago Trust Co.

Access, Climate and Local Resources

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The Property is accessible from the east and west. From Tucson, the eastern access is southeast for 30 kilometers (km) via Interstate 10 and then south for about 20 km via State Highway 83. The western portion of the Property is most readily accessible from the west, via the Tucson – Nogales highway for about 30 km to Sahuarita and then easterly for about 20 km. A network of unpaved access roads exists within the property.

The area has a semi-arid climate, with annual precipitation of about 20 centimeters, most of which falls as rain during June through August, and December through February. Temperatures range from about four degrees Celsius in December – January to about 40º Celsius during July and August.

Mining has been a significant industry in southern Arizona since the 1800s, and several large open-pit mines are currently operating within 30 kilometers of Tucson. It is therefore reasonable to assume that all necessary materials and skills necessary for a mining operation are locally available.

Geologic Setting and Mineralization

The Rosemont Property is underlain by Paleozoic and Mesozoic -age sedimentary rocks that have been intruded by Tertiary-age intrusives. The Paleozoic stratigraphic sequence ranges from Cambrian-age Bolsa Formation quartzite to carbonate and sandstone of the Rain Valley Formation of Permian age. The Devonian to Permian sequence is comprised of the Martin, Escabrosa, Horquilla, Earp, Colina, Epitaph and Concha Formations, in all of which limestone is the predominant rock type, with subordinate dolomite, siltstone, sandstone and shale. The Escabrosa, Horquilla, Earp and Colina Formations are the principal hosts of copper mineralization on the Rosemont Property.

All known mineral occurrences within the Rosemont Property are skarn-type and are contained within skarn-altered carbonate strata of Mississippian to Permian age that are spatially associated with an altered quartz latite porphyry. Copper is the most significant economic mineral; molybdenum and silver are present in possibly recoverable quantities. Gold content is negligible.

Four skarn-type copper deposits occur within the Rosemont Property. From south to north these are the Rosemont, Broadtop Butte, Copper World and Peach–Elgin. All four deposits are described as having similar characteristics with respect to geology and mineralization. The Rosemont and Peach–Elgin have been explored in greater detail than the Broadtop Butte and Copper World, and of the two, Rosemont is better known. The Rosemont mineralization occupies an area of about one square kilometer, and extends down-dip for at least 1,200 meters. Stratigraphically, mineralization extends over 100 meters.

Chalcopyrite and pyrite are the primary sulphide minerals. Bornite, molybdenite, sphalerite, galena and scheelite are present in subordinate amounts. Trace amounts of silver and gold are also present. Sulphides occur principally as veinlets, coarse disseminations, blebs and clots within irregular lenticular zones within and generally parallel to lime-silicate intervals. Magnetite is present in varying amounts throughout the skarn zone.

History – Exploration and Drilling

Documented mining activity in the Property area dates from the late 1880s. Underground mining operations produced copper until 1951 during which time about 227,000 tons of ore were processed at an average grade of 3.8% copper. During the late 1950s activity on the property consisted of mainly exploration and development drilling. In 1963 Anaconda Mining Company acquired the property and carried out an extensive mapping and drilling program. Anaconda and Amax formed the Anamax Mining Company in 1973 and through Anamax generated most of the modern information on the mineralization in the Rosemont area, including the delineation of the Rosemont deposit. Anamax sold the property to a real estate company in 1986, which in turn sold it to Asarco in 1988. Asarco conducted exploration, primarily in the Rosemont and Peach–Elgin areas, re-estimated the Rosemont mineral inventory, and in 1996 initiated a mine permitting process. Work on the Property effectively

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ceased in 1997 following a precipitous drop in copper price, and Asarco sold the property to a real estate company in 2004. Augusta optioned the property from the real estate company in 2005.

About 570 holes have been drilled within the Rosemont Property. Original logs and assays are available for many of these holes. Split core from an unknown number of drill holes has also been preserved. No information is available regarding core sampling methodology and data verification is also not possible.

As most of the drilling was done by large reputable mining companies that specialized in exploration and mining of porphyry/skarn-type deposits, it is assumed that sampling conformed to the standard industry practice of the time and assay data is considered to be of acceptable quality for the same reason.

The Rosemont deposit has been tested by about 130 vertical and angle diamond drill holes. The Peach– Elgin deposit has been tested by about 207 holes. Prior to 1964, 67 vertical churn and core holes had been drilled. Subsequent drilling amounted to 140 vertical and angle core holes. The balance of the 570 holes have tested the Broadtop Butte and Copper World deposits as well as an unknown number of other prospects and old mines within the area. The allocation of these holes is not known.

The 2005 Rosemont Technical Report references two historical resource estimates that were carried out for the Rosemont deposit: (1) Pincock, Allen & Holt (PAH) conducted a computer-based reserve estimate of the Rosemont deposit in 1977; and (2) In 1997 The Winters Company (Winters), on behalf of Asarco Inc., conducted an “Order of Magnitude” study for mining the Rosemont deposit. Both were carried out in a rigorous manner and are considered relevant in demonstrating the technical merits of the Property.

Since acquiring the Rosemont Property in June 2005, Augusta completed a drill program of approximately 9,000 meters to verify the historic resource and to develop an updated modern resource estimate. Details of this resource estimate are provided below under “Since the Acquisition by Augusta.”

The Peach-Elgin deposit contains an estimated sulphide resource of about 13.7 million tons with an average grade of 0.78% copper at a cutoff grade of 0.4% copper.

The Broadtop Butte deposit contains an estimated mineralization of 8.8 million tons with an average grade of 0.77% copper and 0.037% molybdenum, at a cutoff of 0.4% copper. This estimate and that for Peach-Elgin are considered relevant but not compliant with NI 43-101 and should not be relied upon.

Environmental

As an advanced exploration development property, Rosemont is up to date and compliant with its environmental obligations and as such there are no material environmental liabilities.

In order to conduct drill work programs on the property, permits are necessary. Responsible government agencies are the State of Arizona Department of Water Resources, and the federal US Forest Service (if drilling on public lands). Water rights are an integral part of the property title, although it is not known what volume of water this may represent. There are a number of water wells on the property, one of which currently produces about 1200 gallons (4.5 meters) per minute.

Should the property reach a stage of commercial viability, the Company will be required to comply with the following federal, state and local regulations prior to entering commercial production:

Federal Mine Plan Approvals - Provisions of the General Mining Law of 1872, the Federal Land Policy and Management Act of 1976, the Mining and Mineral Policy Act of 1970; and the National Materials and Minerals

Augusta Resource Corporation – Annual Information Form	Page 13

Policy, Research and Development Act of 1980 authorize mining on public lands under an approved Mine Plan of Operations provided that all other federal, state and local environmental permits and authorizations are received.

Environmental Impact Statement - The land required for mining the open pit is privately held. Adjacent public land will be required for milling, utility corridors, access roads, waste rock and tailing disposal, and other incidental operations. Acquiring the right to use and occupy several thousand acres of this public land will require completion of an Environmental Impact Statement (EIS). Completion of an EIS for Rosemont operations will include public scoping, community involvement, technical analysis, field data collection and reporting, endangered species consultation as needed, public notice and comment periods, and publication of the Draft EIS and the Final EIS.

Threatened and Endangered Species Review - The U. S. Fish and Wildlife Service and Arizona Game and Fish Department maintain lists of Special Status Species; threatened, endangered, proposed endangered, candidate, and conservation agreement species. Mine plans will be subject to review for avoidance or mitigation of impacts to protected species.

Aquifer Protection Permit - ADEQ requires that potentially discharging facilities are subject to environmental review under the Aquifer Protection Permit Program. This process must demonstrate that discharging facilities will not cause an exceedance of aquifer water quality standards. In addition to this technical demonstration, groundwater quality monitoring will be required during operations and through mine closure. A detailed closure plan is required to show how water quality will be protected after mine operations are completed.

Air Permits - Mining operations must obtain an air quality control permit from Pima County which has been delegated authority by the Arizona Department of Environmental Quality. The permit will contain provisions for emission control equipment or practices, recordkeeping and reporting procedures and monitoring.

Water Quality and Stormwater Permits - Stormwater discharge permits and Stormwater Pollution Prevention Plans will be required for an open pit mining operation.

Army Corps 404 Permit - Three major washes and several tributaries will require crossings of jurisdictional waters to access the site. Other washes and ravines will be affected by mine pit and rock storage piles. The total sum of the jurisdictional area for Section 404 will require that Rosemont obtain an individual permit from the US Army Corps of Engineers.

Arizona Department of Transportation (ADOT) Access Road Approvals - To improve the road access from the existing state highway, Augusta must follow the ADOT permit process for review and approval of construction along an existing scenic highway.

Mine Reclamation and Closure Plans and Financial Assurance - Mine closure plans are required as part of the Federal Mine Plan of Operations as well as by the Arizona State Mine Inspector and the Arizona State Department of Environmental Quality. The State Mine Inspector Reclamation Plan requires a detailed plan showing what post-mining land uses will be possible on the mined out lands, and must include a program for achieving those post-mining land uses. Federal and state reclamation closure plans require a financial assurance instrument to demonstrate financial ability to complete the reclamation program as described in the closure plans. There are interagency agreements to allow for each agency to recognize the financial assurance held by other agencies, so that duplicate bonding is not required.

Cultural Resources - All lands required for mine construction and operation will require clearance for cultural resources. The process includes field survey for locating cultural resource sites, and testing of sites determined to contain significant cultural information potential.

Augusta Resource Corporation – Annual Information Form	Page 14

Local Permits and Approvals - Several local agencies will be involved in the approval process through Pima County Development Services. These agencies regulate floodplain encroachments, drainage improvements in washes, grading land clearing for roadways and erosion control and impacts to water quality in streams.

Impact of Permitting Process on Rosemont Project - The time to complete the permit application and review process can be affected by potential public controversy, difficult or unresolved technical issues, legal challenges, changes in operating plans, or unforeseen environmental impacts that are not readily mitigated.

At the end of the environmental review process, the responsible official from each agency must sign a permit, issue a Record of Decision (ROD) or provide some other form of documentation approving, denying, or modifying the permit application. Typically, the approving permit document authorizes a specific project component, and may include a list of conditions and permit requirements that mitigate or minimize the environmental issues determined to be significant in the review analysis. These conditions can affect project schedule, economics, and feasibility.

Since the Acquisition by Augusta

The Company commenced drilling on the Rosemont deposit in August 2005, to carry out a program of confirmation and in-fill drilling initially totaling 3,000 metres in size, designed to verify the historic resources and to develop an updated modern resource estimate. On September 19, 2005 the Company extended the drilling program to approximately 9,000 metres in order to test down dip extensions to the main Rosemont open pit copper/molybdenum/silver deposit and add new measured and indicated resources. All drilling and assaying was done under a strict quality assurance and quality control (QA/QC) protocol that includes independent lab analysis on sawn diamond drill core.

The deposit outcrops at its western edge and follows the orientation of the host rocks, dipping beneath arkosic rocks to the east. Previous closely spaced drilling programs have defined the shallow, western portion of the deposit, but have left the eastern, deeper extension less well defined On October 13, 2005 the Company announced assay results for the first three holes, which test the down-dip extension and include the following:

Drill Hole	From (m)	To (m)	Interval (m)	Cu%	Mo%	Ag g/t
AR-2000	172.5	186.0	13.5	0.35	0.005	2.8
AR-2000	204.0	228.0	24.0	0.33	0.016	3.1
AR-2000*	239.7	462.0	222.3	0.96	0.011	12.8
AR-2001	219.0	235.5	16.5	0.48	0.015	3.2
AR-2001	266.4	478.5	212.1	0.77	0.018	5.7
AR-2002	232.5	488.1	255.6	0.57	0.015	5.0

*Results from the 222.3 meter interval of drill hole AR-2000 include 21.6 meter of 1.97% Cu, 0.002% Mo and 23.5 g/t Ag and an additional 10.3 meters of 1.94% Cu, 0.012% Mo and 28.3 g/t Ag.

On November 10, 2005 the company reported the results of an additional 1139.3 meters. These additional drill intersections compare favorably to the historic resource results completed by Anamax and Asarco. The additional drill results are illustrated in the following table:

Augusta Resource Corporation – Annual Information Form	Page 15

Drill Hole	From (m)	To (m)	Interval (m)	Cu%	Mo%	Ag g/t
AR-2003	248.4	513.6	265.2	0.81	0.028	8.1
AR-2004	118.1	365.8	247.7	0.47	0.008	10.5
AR-2004	434.3	529.1	94.8	0.69	0.022	9.9

The focus of the 2005 diamond drill program has been on the eastern down-dip extension of the Rosemont deposit in order to infill existing drill holes and expand the resource. On December 7, 2005, the Company announced the following results:

Eastern Drill Holes	From(m)	To(m)	Interval(m)	Cu%	Mo%	Ag/g/t
AR-2007	143.6	329.5	185.9	0.86	0.03	8.1
AR-2007	366.4	534.0	167.6	0.40	0.02	4.8
AR-2005	428.2	605.0	176.8	0.58	0.03	3.5
AR-2006	172.2	406.9	234.7	0.48	0.01	4.1
AR-2006	428.2	528.8	100.6	0.68	0.02	10.0

The western part of the mineralized zone has been well defined by diamond drilling completed by previous owners Asarco and Anaconda. Upon review of data, reported below are 15 historic drill holes (western drill holes), these holes were drilled across the deposit in 5 sections, 3 per section reflecting the shallower western portion of the deposit.

Western
Drill Holes	From(m)	To(m)	Interval(m)	Cu%	Mo%	Ag/g/t
1593	102.7	166.1	63.4	1.03	0.02	NA
A-868	121.3	334.4	213.1	0.70	0.02	NA
1485	160.6	387.7	227.1	0.62	0.02	NA
A-814	178.6	254.8	76.2	1.71	0.01	NA
1580	118.6	258.2	139.6	0.78	0.03	7.8
1507	102.4	355.4	253.0	0.68	0.01	10.88
A-844	82.0	205.7	123.7	1.16	0.01	NA
A-877	150.9	250.2	99.3	1.17	0.03	NA
A-836	131.7	561.4	429.7	0.54	0.02	NA
A871	91.7	114.6	22.9	1.69	0.02	NA
A867	109.7	269.7	160.0	0.76	0.02	NA
A891	174.0	300.8	143.2	0.85	0.02	NA
A-780	91.1	103.9	12.8	0.91	0.01	NA
A-856	114.6	234.7	120.1	0.76	0.03	NA
A-817	196.6	444.7	248.1	1.26	NA	NA

Augusta Resource Corporation – Annual Information Form	Page 16

On January 16, 2005, the Company announced the following results of the final 7 holes:

Drill Holes	From (m)	To (m)	Intervals (m)	Cu%	Mo%	Ag g/t
AR-2008	177.4	511.8	334.4	0.47	0.013	4.1
Includes	177.4	214.0	36.6	0.89	0.033	5.5
AR-2009	423.0	504.7	81.7	0.83	0.008	7.3
AR-2010	247.8	453.8	206.0	0.78	0.017	11.0
	512.1	549.6	37.5	0.69	0.015	4.9
AR-2011	279.8	439.8	160.0	0.73	0.014	12.1
	537.4	587.7	50.3	0.87	0.010	12.1
AR-2012	244.9	449.0	204.1	0.74	0.018	6.5
AR-2013	313.0	384.7	71.7	0.68	0.012	5.3
AR-2014	316.1	495.6	179.5	0.78	0.026	5.1

The drilling has been successful in extending the ore zone and verifying the geologic model for the deposit. The drilling was designed to provide sufficient drill density in order to maximize the measured and indicated resource that would fall within the boundaries of a floating cone pit optimization. Total drilling on the deposit now stands at 78,720 meters.

These drill results have been prepared under the guidance and supervision of Mike Clarke, Vice President of Exploration for the Company. Dr. Clarke is the designated Qualified Person.

The 2005 drill program was conducted to finalize the identification of measured and indicated resources in the main zone (where a future pit would start) and to develop measured and indicated resources down-dip in order to provide the resource base for a larger pit. The Company is currently conducting a pre-feasibility study in order to advance the development of the Rosemont copper project towards open-pit production.

On January 24, 2006 the Company announced its 2006 Rosemont Deposit Mineral Resource Statement. Significant improvements are reflected in the Statement (excluding satellite deposits) when compared with the historic resource reported by Anamax (Pincock, Allen and Holt – 1977). The completion of the 2005 exploration program enabled the remodeling of the deposit and a new estimation of mineral resources. The following results reflect a potential single open pit, exclusive of the other satellite deposits on the property:

  A 23% increase in copper pounds in the measured and indicated category (>=0.2% Cu) to bring the total copper in the measured and indicated category to 4.54 billion pounds;

  An additional 1.3 billion pounds of copper in the inferred resources category (>=0.2% Cu);

  A 16% increase in molybdenum (“moly”) pounds in measured and indicated, bringing the total to132 million pounds;

  An additional 43 million pounds of moly in the inferred resources category;

  Tonnage increased by 125 million tons in the measured and indicated category to a total of 442 million tons. Approximately 145 million tons were added in the inferred category;

  The copper equivalent grade* in measured and indicated now stands at 0.73%CuEq (>= 0.2% total Cu) and 0.81% CuEq (>= 0.3% total Cu).

* Copper equivalent based on three-year trailing average prices of $1.25/lb Cu and $18/lb Mo.

Augusta Resource Corporation – Annual Information Form	Page 17

Table 1: Measured Resources

Cutoff	Tons (thousands)	%Cu	%Mo	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	lbs Cu Eq.* (millions)
0.20% Cu	94,000	0.55	0.015	0.77	1,040	28	1,440
0.25% Cu	87,000	0.58	0.015	0.79	1,000	26	1,380
0.30% Cu	80,000	0.60	0.015	0.82	970	24	1,310

Table 2: Indicated Resources

Cutoff	Tons (thousands)	%Cu	%Mo	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	lbs Cu Eq.* (millions)
0.20% Cu	348,000	0.50	0.015	0.72	3,500	104	5,010
0.25% Cu	311,000	0.54	0.016	0.77	3,350	100	4,800
0.30% Cu	277,000	0.57	0.016	0.80	3,160	90	4,450

Table 3: Total Combined Measured and Indicated Resources

Cutoff	Tons (thousands)	%Cu	%Mo	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	lbs Cu Eq.* (millions)
0.20% Cu	442,000	0.51	0.015	0.73	4,540	132	6,450
0.25% Cu	398,000	0.55	0.016	0.78	4,350	126	6,180
0.30% Cu	357,000	0.58	0.016	0.81	4,130	114	5,760

Table 4: Inferred Resources

Cutoff	Tons (thousands)	%Cu	%Mo	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	lbs Cu Eq.* (millions)
0.20% Cu	145,000	0.45	0.015	0.67	1,300	43	1,930
0.25% Cu	116,000	0.51	0.016	0.74	1,170	37	1,710
0.30% Cu	96,000	0.56	0.017	0.80	1,070	33	1,540

* Copper equivalent based on three-year trailing average prices of $1.25/lb Cu and $18/lb Mo. Tons refer to short tons (2000 lbs).

The drilling program confirms Rosemont as one of the best undeveloped open pit copper projects in the world and the only significant undeveloped one in the U.S. Data from the 2005 drill program has provided the Company with a better understanding of the geology of the deposit. The information and experience will be applied to the exploration for extensions of the Rosemont deposit and satellite deposits. The Company will focus first on an area of prime exploration potential that extends 1.4 km north of the Rosemont deposit to the Broadtop Butte prospect, where old Anamax drilling defined another significant historical copper/molybdenum resource on the property.

Augusta Resource Corporation – Annual Information Form	Page 18

A reported average silver grade of 7.2 g/ton was reported in the 2005 drill hole program. However, silver was assayed only sporadically in the historic work; therefore, there is insufficient data to categorize a silver resource at this time. The Company is excited about the silver potential of the deposit and further assay work is planned to establish a resource.

Augusta retained WLR Consulting, Inc. (WLRC) of Lakewood, Colorado to estimate the Rosemont Project mineral resources as a part of a pre-feasibility mining study that is presently in progress. The mineral resource estimation work was performed by or under the direction of Mr. William L. Rose, P.Eng., WLRC’s Principal Mining Engineer and an independent Qualified Person under the standards set forth by NI 43-101.

The Mt. Hamilton Property

Acquisition by Augusta

On April 20, 2005 the Company entered into a Share Purchase Agreement with Diamond Hill Investment Corp. to acquire 100% interest in the Mt. Hamilton Gold Project, located in White Pine County, Nevada. The Company purchased the Mt. Hamilton Gold Project by purchasing 100% of the shares of DHI Minerals Ltd., which owned 100% of DHI Minerals (U.S.) Inc., the holder of the property. The terms of the acquisition are US$3,600,000 payable as to US$3,000,000 in cash over two years (a payment of US$500,000 was paid upon execution of the formal Share Purchase Agreement and the balance of payments are due on the first two anniversary dates of the Agreement); 3,750,000 common shares at US$0.16 per share, and 3,750,000 warrants to purchase common shares with an exercise price of US$0.16 per share for a period of two years expiring on May 6, 2007. Under the terms of the acquisition the Company also assumed the underlying NSR and minimum advance royalty payments to Centennial Minerals Company, LLC. Prior to commercial production, the Company will pay US$100,000 per annum commencing on November 19, 2005 and continuing until November 19, 2010 when the annual payment amount increases to US$300,000 per annum. Upon commencement of commercial production, a base rate of 3% NSR is payable, subject to an increase whenever the price of gold is greater than US$400 per ounce. The NSR shall increase by one half of one percent for each US$50 increment to a maximum of 8% NSR. The Company has the option to purchase up to one and one half percentage points of the NSR for US$2,000,000.

The Company commissioned Roscoe Postle Associates Inc. (“RPA”) to review relevant reports and data on the property, site visit and prepare an independent technical report compliant with NI 43-101 on the Mt. Hamilton Property. The technical information in the following section concerning the Mount Hamilton Property is derived from the Report on the Mt. Hamilton Property dated February 24, 2005 (the “2005 Mt. Hamilton Technical Report”) authored by Mr. Stewart Wallis, P.Geo, Mr. Gregory Z. Mosher, P.Geo. and Mr. David W. Rennie, P. Geo.. At the time the report was prepared, Mr. Mosher was with RPA but is now with Wardrop. The 2005 Mt. Hamilton Technical Report is available on SEDAR at www.sedar.com.

Property Description and Location

The Mt. Hamilton Property is located 40 miles west of Ely, Nevada, and is comprised of nine surveyed patent mineral claims, totaling 120.57 acres and 21 un-surveyed mining claims, that total 405.24 acres located in Sections 15, 16, 21, 22, 27, Township 16N, Range 57E, White Pine County, Nevada.

The Property is located in the western flank of the White Pine Mountains at the head of Seligman Canyon, between 8,500 ft. to 9,000 ft. above sea level. The former mill site and leach pad are located on the alluvial fan at the mouth of Seligman Canyon at about 6,800 ft above sea level.

Augusta Resource Corporation – Annual Information Form	Page 19

Access, Climate and Local Resources

The property is easily assessable year round by a series of paved and maintained gravel roads.

The climate is semi-arid, with an average precipitation total of 9.5 inches. Most of the precipitation falls as snow during the period December through March and averages 49 inches. A severe snowstorm could hinder work during the winter months. Temperatures range from about 9°F in winter to a summer maximum of about 87°F.

There is no infrastructure remaining on the property. Mining supplies and experienced workers are available in Ely and elsewhere in the State of Nevada.

Geological Setting and Mineralization

The Mt. Hamilton Property is located at the south end of the Battle Mountain Gold Trend and is underlain by gently folded Cambrian-age sedimentary rocks that have been intruded by two granitoid, Cretaceous-age stocks, the Seligman and Monte Cristo.

Stratigraphic units in the area include the middle Cambrian Eldorado Dolomite, Geddes Limestone, and Secret Canyon Shale, and the upper Cambrian Dunderberg Shale. The Secret Canyon Shale, principal host of precious metal mineralization, is at least 1,000 ft. thick and consists of four units: basal, thin-bedded greenish shale; thin-bedded limestone with shale partings; thin-bedded greenish shale; and an uppermost unit of interbedded limestone and shale.

The Seligman stock is elongated in a north-south direction and comprised of medium-grained hornblende-biotite granodiorite containing small silicified breccias. The Monte Cristo stock, located about 4,000 ft. southwest of the Seligman stock, is a biotite granite porphyry containing extensive stockworks of quartz flooding.

The area has been affected by at least two periods of deformation. Late Mesozoic to early Tertiary compression resulted in the formation of broad, north-trending folds as well as thrust faults. Late Tertiary Basin and Range faulting has uplifted the White Pine Range along north-striking high-angle normal faults.

The host of the mined out NE Seligman deposit as well as the remaining peripheral mineralized zones is the upper part of the Secret Canyon Shale (Hamburg Dolomite unit) near the contact of the Dunderberg Shale where it has been metamorphosed to a pyroxene-garnet-tremolite-quartz-potassium feldspar calcite skarn.

The Centennial deposit is contained entirely within skarn-altered Hamburg Dolomite and mineralization is localized along zones of retrograde alteration that may have developed on low-angle structures.

Mineralization at Mt. Hamilton consists of skarn-hosted Mo, Cu, WO3, Au and Ag. Gold occurs predominantly in zones of retrograde alteration and to a minor extent, in pro-grade garnet-pyroxene skarn. The retrograde alteration zones are comprised of a quartz-goethite-epidote-calcite assemblage that replaces garnet-pyroxene skarn. Gold grades within the retrograde alteration range from < 0.01 oz/ton Au to more than 1 oz/ton Au.

History, Exploration and Drilling

Phillips Petroleum Co. acquired the property in 1968 and, from 1968 to 1982, drilled over 100,000 ft. and identified a tungsten-copper-molybdenum deposit that was in part coincident with a portion of the later-defined Centennial deposit.

Rea Gold Corporation (Rea) acquired Mt. Hamilton Mining Company in June 1994, and gold production commenced from the Seligman deposit in November 1994. Production by Rea from start-up in 1995 to September

Augusta Resource Corporation – Annual Information Form	Page 20

1997 is reported to be 83,260 ounces of gold. Rea had planned to commence mining the Centennial deposit in 1997 which contains measured and indicated resources at a 0.016 oz/ton Au cut-off of 12 million tons grading 0.034 oz/ton Au. These data are historical in nature and were compiled before the implementation of NI 43-101 reporting standards, are not compliant with NI 43-101 and should not be relied upon.

Rea encountered mining and recovery problems during the mining of the Seligman orebody and as a result ceased mining in June 1997 but continued leaching through September 1997, when it declared bankruptcy. Centennial Minerals Company LLC acquired the property in 2003.

The Centennial deposit has been outlined by 303 reverse circulation (RC) drill holes and 11 HQ diameter core holes which include the 1997 program that amounted to 32 RC holes totalling 12,755 ft. and 1,091 ft. in three diamond drill core holes. Descriptions of the sampling methodology and sample preparation indicate that the work was carried out according to the standard industry practices in common use at that time. Analytical methods used by Westmont were standard fire assays carried out at Cone Geochemical or Chemex, both recognized laboratories. Rea analyses, carried out at the mine laboratory, also included soluble cyanide gold assays prior to fire assaying those samples above 0.009 oz/ton Au.

For the 1997 program, the mine laboratory was the primary analytical facility but MRDI set up a rigorous QA/QC program consisting of internal standards, rig duplicates, check assays and pulp duplicates. MRDI reports that although the data are not numerous, the sample preparation and analytical procedures were adequate for use in resource estimations. RPA has reviewed and accepted the database as used for MRDI in its resource estimation and considers it appropriate for use in an estimate of Mineral Resources.

Several series of metallurgical tests have been carried out on Centennial mineralization. Additional work carried out in 1996 by Kappes Cassidy & Associates consisted of nine column leach tests grading 0.038 to 0.108 oz/ton Au. Two tests at -1/2 in. crush, averaged 81.7% gold recovery and seven tests at -1 in. crush averaged 76.5% gold recovery.

Cyanide consumption for the two batches averaged 1.58 and 1.09 pounds per short ton (lb/st) respectively with lime consumption reported at 2.14 and 3.86 lb/st respectively. No silver results were reported.

RPA reviewed the most recent estimate of Mineral Resources for the Centennial deposit carried out in 1997 by MRDI. MRDI based the classification of the resources on acceptable industry parameters under the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves which RPA considers similar to the CIM definitions. RPA reclassified the resources in the 2005 Mt. Hamilton Technical Report as provided in the following to conform to the CIM definitions as required by NI 43-101:

Augusta Resource Corporation – Annual Information Form	Page 21

Mineral Resources

Classification	Tons	Au	Ounces	Ag	Ounces
0.016 oz/ton cut-off	(millions)	Oz/ton	Gold	Oz/ton	Silver

Indicated	12.0	0.034	405,000	0.180	2,153,000
Inferred	0.3	0.034	10,200	0.074	22,000

Classification
0.020 oz/ton cut-off

Indicated	9.9	0.037	363,000
Inferred	0.1	0.047

Classification
0.025 oz/ton cut-off

Indicated	7.4	0.042	309,000
Inferred	0.1	0.055

Note: Ag grade and contained ounces are in terms of NaCN soluble Ag.

Resources in the above table are stated at three cut-off grades. The 0.016 oz/ton cut-off is typical of those used on similar heap leach deposits in the Western US but has not been validated at Centennial at this time. Until an economic evaluation is completed, the economic cut-off for this deposit is unknown. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

RPA reviewed the methodology and is of the opinion that the resource estimate as stated in Table 1 is compliant with NI 43-101 and that the classifications used meet the definitions of Mineral Resources as defined by the CIM.

The various Seligman deposits have been essentially mined out and, although there may be resources left in the bottom of the Seligman pit, RPA was not been able to quantify them.

A complete data review is required to establish exploration targets, but currently several exploration targets including the deep potential at the Seligman, Centennial, Fiveway and Chester prospects have been identified and require further evaluation.

Environmental

The Company is unaware of any outstanding environmental liabilities. The Mt. Hamilton Property has been extensively reclaimed. All evidence of infrastructure has been removed and the pads and dumps have been contoured as necessary and reseeded. A Plan of Operations from the US Forest Service (USFS) will be required for any trenching, road building or drill program. A reclamation bond, the amount depending on the amount of disturbance, will be required prior to commencement of the program. RPA understands that permission from the USFS is required to use the existing haul road and a substantial bond may be required to be posted. There are also other access roads into the property.

Since the Acquisition by Augusta

Mt. Hamilton has multiple exploration targets including surface bulk mineralization as well as high-grade vein style mineralization. Six separate high priority areas have been identified. An extensive amount of exploration and drilling information on these areas is included in the acquisition of the Property. The Company plans to drill

Augusta Resource Corporation – Annual Information Form	Page 22

approximately 3,000 metres of diamond core to verify previously discovered mineralized bodies and explore their extensions. Permit applications are in place for this drilling program and approval is expected during early 2006. Data acquisition and compilation from earlier exploration programs has been completed.

The Lone Mountain Property

Acquisition by Augusta

Augusta entered into an option agreement with Thornwell Rogers, MRP Geo Company LLC and South Branch Resources, LLC dated April 19, 2005 to acquire the Lone Mountain copper-zinc-silver property in New Mexico. The Company has the right to earn a 100% working interest in the Lone Mountain Property by making a series of cash payments totaling US$1 million and share payments totaling 325,000 common shares of Augusta to the Property owners over a period of three years, and by undertaking work commitments of US$4,850,000 over the same period. On subsequent anniversaries of the agreement, pending commencement of commercial production, Augusta will pay to the owners US$400,000 and 100,000 common shares of Augusta. Upon commencement of commercial production Augusta must pay to the Property owners the greater of US$100,000 or a 2% NSR on all state or private mineral lands, and a 3% NSR on all federal (Bureau of Land Management (“BLM”)) mineral lands. With respect to the work commitments, the Company must expend US$500,000 within the first nine months from signing the agreement. The cash payments during the first three years are as follows: US$100,000 on completion of the agreement, US$200,000 on the first anniversary of the agreement, US$300,000 on the second anniversary of the agreement, and US$400,000 on the third anniversary of the agreement. The share payments during the first years are as follows: 50,000 common shares issued on completion of the agreement, 75,000 common shares issued on the first anniversary of the agreement, 100,000 common shares issued on the second and third anniversary of the agreement.

Wardrop Engineering Inc. (Wardrop) was retained by the Company to conduct due diligence including compilation and review of all available documentation, do a site visit and review existing drill core and prepare an independent technical report. The technical information in the following section concerning the Lone Mountain Property is derived from the Technical Report on the Lone Mountain Property dated August 16, 2005 (Revised) (the “2005 Lone Mountain Technical Report”). Mr. Gregory Z. Mosher of Wardrop is responsible for the preparation of the 2005 Lone Mountain Technical Report. The 2005 Lone Mountain Technical Report is available on SEDAR at www.sedar.com.

Property Description and Location

The Lone Mountain Property is located in Grant County, New Mexico, Township 18 south, Range 13 west, Sections 17, 19, 20, 21, 29, and 30. The Property is located eight kilometers southeast of the town of Silver City, 15 kilometers southwest of the Chino open pit and eight kilometers northwest of the Hurley Copper smelter and is comprised of two New Mexico State Mineral Leases, HG-0054 -T18S, R13W, Section 17 (640 acres) and HG-0055 -T18S, R13W, NE¼, NE¼ of NW¼ Section 20 (240 acres); and, 40 BLM Lode Mining Claims LM 1-40, T18S, R13W, Sections 19-21with a total area of approximately 610 acres (247 hectares). The total area of the Property is 1,490 acres (603 hectares).

Three patented mining claims, Corliss, El Campo, and Sweet Home, are located within the area of the present lode mining claims. These patented claims and the surface rights to Section 20 do not form part of the Property. Wardrop has not seen a title report for the Property and therefore cannot confirm the veracity of the Property status.

Augusta Resource Corporation – Annual Information Form	Page 23

Access, Climate and Local Resources

The Property is readily accessible. Silver City is about 360 kilometers southwest of Albuquerque via Interstate 25 and paved Highway 152. It is also about 150 kilometers northwest of the city of Las Cruces to which it is connected by Interstate 10 and Highway 180. The Property is located about three kilometers south of Highway 180 on the eastern outskirts of Silver City. The access road from Highway 180 to the property is paved for about 1.5 kilometers of this distance, the balance is an unpaved road that continues to the south boundary of the Property. A number of four-wheel tracks branch from this road and provide ready access to most parts of the Property, including the area in which all the drilling has taken place to date.

A 115 KV power line that supplies the Chino Mine to the northeast, passes through the southeast corner of the Property. Silver City is a mining center that serves the nearby Chino Mine and supported several former mines in the area including the Tyrone Mine, located about eight kilometers to the southwest. Most needs of an operating mine can therefore be expected to be met within the immediate area. Water rights for the area are fully allocated and the pumping or use of water for a mining operation at Lone Mountain would require the purchase of existing rights.

Southwestern New Mexico has a continental, semiarid to semi-desert climate. Average temperatures in the Silver City area are two degrees Celsius in winter and 22 degrees Celsius in summer. Annual precipitation is about 40 centimeters, mostly as rain.

Surface rights are privately held and access to the property and the terms of use of the surface for any exploration or production activities must be negotiated with the surface owners.

Geological Setting and Mineralization

The primary host is the Mississippian-age Lake Valley Formation limestone that has been altered by prograde skarn formation on the periphery of a latite stock of Cretaceous to Tertiary age, and by subsequent retrograde quartz-calcite-pyrite-magnetite-hematite alteration, assumed to also be genetically associated with the emplacement of the stock. Chalcopyrite and sphalerite are the primary minerals of economic interest and are associated with retrograde alteration. A second, deeper occurrence of copper mineralization of potential economic interest is contained within skarn-altered dolomite and shale belonging to the El Paso, Montoya and Fusselman Formations of Ordovician to Silurian age.

Within the area of the lode mining claims, south of the main area of economic interest, Cretaceous-age Colorado shale and underlying Lake Valley Limestone of Mississippian age are exposed in a northwest-trending belt of outcrop.

The southern portion of the State Mineral Leases is underlain by a buried, elliptical Tertiary age monzonite porphyry stock that measures about 1500 meters northeast-southwest, and about 500 meters along the short axis. This stock has intruded sedimentary rocks of Cambrian to Cretaceous age, and andesitic volcanics of Cretaceous to Tertiary age. The stock is spatially associated with felsic sills and dikes.

The mineralization of primary interest is contained within the Lake Valley Formation limestone that is comprised of two members, the upper Tierra Blanca, a white, medium to coarse-grained crinoidal limestone, and a lower chert-nodule bearing member.

Copper and zinc sulphide mineralization occurs within skarn-altered carbonate strata belonging to the Lake Valley, Fusselman and El Paso Formations on the northeastern margin of the intrusive. Copper – zincmineralization of potentially economic significance occurs at depths of 500 to 1000 meters below surface.

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Distribution of mineralization appears to be controlled by lithology, alteration, and structural setting. By comparison with similar mineralization in the area, it is reasonable to expect that the distribution of that mineralization is complex.

History – Exploration and Drilling

The main period of mining in the area began in 1875 and has continued, with interruptions to the present time. Exploration of the Lone Mountain Property began in 1975 by Bear Creek Mining Company to test the hypothesis that historic manganese-silver occurrences and a large magnetic anomaly were indicative of a buried porphyry system. During the period 1975–1978, Bear Creek and associated companies drilled 18 core and percussion holes (4,982 meters). In 1979 Getty and Coastal Mining drilled and deepened four holes for a total of 8,070 meters. During 1982–1983, Chevron Resources Company drilled and deepened three holes (4,042 meters). Bear Creek drilled two holes (213 meters) in 1985. Granges drilled two holes (1,249 meters) in 1989, and the last drilling was done in 1997 when Clark Arnold drilled four rotary holes (731 meters). In total, 33 holes with an aggregate length of 19,287 meters were drilled, most at 305-meter (1000 feet) centers, and a few fill-in holes at separations of about 150 meters (500 feet). In addition to the drilling, an induced polarization survey was carried out in 1963, and an aeromagnetic survey in 1976. There has been no known work on the Property since 1997.

In summary, exploration to date appears to have identified a zone of potentially economic mineralization within the Lake Valley Formation, but too few holes have been drilled to permit an accurate estimation of the mineral inventory.

The 2005 Lone Mountain Technical Report references the following information:

In 1983 Chevron Resources calculated “drill-indicated” and “potential” resource estimates for the Lake Valley and underlying Fusselman – El Paso (Lower Paleozoic) Zones. These classifications do not meet the standards of NI 43-101 and are included for purposes of historical reference. For the Lake Valley, at a cutoff of 1% copper, Chevron calculated a “drill-indicated reserve” of 7.4 million tons with a grade of 2.2% copper, 5% zinc and 1.2 ounces per ton silver, and a “total potential” reserve of 18 million tons at the same grade.

The Fusselman – El Paso estimates at a cutoff of 1% copper were “drill-indicated” reserves of 17.5 million tons at an average grade of 1.36% copper, 0.22 ounces per ton silver, and 0.004 ounces per ton gold, and “total potential” reserves of 35 million tons at the same grade. At a cutoff grade of 0.5% copper, the Fusselman – El Paso “drill-indicated” reserve was estimated to be 94 million tons at an average grade of 0.74% copper, 0.13 ounces per ton silver, and 0.002 ounces per ton gold. The “total potential” reserve estimate was 190 million tons at the same grade.

These estimates are considered premature at the present level of exploration and are best regarded as conceptual and should not be relied upon. A significant amount of additional drilling would be necessary to confidently permit interpretation of both the geological setting and the distribution of mineralization within this zone to permit quantification of inferred or indicated resources that are compliant with NI 43-101 definitions.

Environmental

To the knowledge of the Company there are no outstanding environmental liabilities associated with the Lone Mountain Property.

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The Property has not been legally surveyed. Surface rights are privately held and access to the property and the terms of use of the surface for any exploration or production activities must be negotiated with the surface owners.

In order to carry out a program for exploration it will be necessary for the Company to acquire permits from both the State of New Mexico and the federal BLM.

Since the Acquisition by Augusta

A Phase 1 drilling program of approximately 3,000 metres of diamond core is anticipated to verify and extend deep, relatively high-grade Cu-Zn mineralization. The permit applications have been submitted and the negotiation for surface drilling access rights are currently being negotiated with private landowners.

Virtually all of the data from previous programs has been acquired and an electronic database and updated geological model have been completed. Scoping level studies will commence upon completion of the Phase 1 drill program for approximately 3,000 metres to verify and extend deep, high grade Cu-Zn mineralization. This program is expected to be complete by May 2006. Currently the Company is in the process of obtaining surface access rights for which negotiations are currently underway with private landowners.

The Shell Molybdenum Gold Property

The Company is acquiring a 100% working interest, subject to an underlying NSR ranging from 0.5% -4.5%, for cash payment of $120,000, and annual advance royalty payments commencing at $80,000 on first anniversary increasing by $20,000 per year until production commences. The Shell Deposit located in White Pine County, Nevada was subject to past exploration programs with the latest by Union Carbide Corporation in the early 1980s. The latest historical estimates from 1981 by Union Carbide of indicated and inferred resources using a cut-off grade of 0.35% molybdenum and 0.10 oz gold/ton are as follows:

Zone	Tons	Average Grade Molybdenum	Average Grade Gold	Average Grade Tungsten
Molybdenum	1,151,774	1.20%	0.01 oz/ton	0.12%
Gold	499,919	0.17%	0.24 oz/ton	0.17%

The Company does, however, plan on verifying the accuracy of these figures by upcoming planned programs.

The figures indicated above are historical. The Company has not done the work necessary to verify the classification of the resource and is not treating the resource figures as a NI 43-101 defined resource verified by a Qualified Person and therefore should not be relied upon by investors.

The Shell Property consists of unpatented claims on public land administered by the US Forest Service. The Shell Property is in an area long recognized as having mineral potential. The established procedures for agency review and approval of mineral exploration proposals are in place and well documented. These agency procedures include review of exploration plans on a case by case basis, and may include requirements for environmental assessment and site surveys before clearance for biological and cultural resources. There are no known environmental factors specific to the Shell Property that would limit mineral exploration, mineral development, or ultimate mineral production from the property.

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The geology of the area consists of two Cambrian limestone and shale formations. The oldest formation intercepted by drilling is the Middle Cambrian Eldorado Dolomite, which is reported to be approximately 2,500 feet thick in the Eureka district 40 miles to the west. At Shell the upper part of the Eldorado is commonly stockwork veined with calcite, serpentine, pyrite and magnetite. The Geddes limestone lies above the Eldorado and is host to virtually all of the gold and molybdenum resources at Shell. In addition to expanding the known mineralized horizons with further drilling, discovery potential also exists for mineralized crosscutting features such as mineralized breccia pipes, veins and faults above or below the Geddes horizon. For example drill hole U-17 returned 3.5 feet grading 0.59 ounces gold per ton in a fault bounded breccia above the Geddes horizon. The Shell deposit lies approximately 1,000 meters from the Company’s Mt. Hamilton project and further solidifies its land position in this highly under explored mineralized area.

2006 Plan of Operation

Rosemont Property, Arizona

In 2005 the Company conducted a drill program of approximately 9,000 metres at its Rosemont property to finalize the identification of measured and indicated resources in the main zone (where a future open pit would be pioneered) and to develop measured and indicated resources down-dip in order to provide the resource base for a larger open pit. The program was successful in extending the ore zone and verifying the geologic model for the deposit.

Limited additional exploration drilling is planned for Rosemont during 2006. Data acquired during the 2005 drilling program was integrated into the existing database and a resulting resource calculation was finalized and announced on January 26, 2006. The resource calculation will incur an estimated expenditure of US$50,000. The Company has retained William L Rose of WLR Consulting Inc. and Donald Elkin of Mine Reserve Associates Inc. as independent Qualified Persons to conduct a Mineral Resource analysis. Details of this analysis are provided above under the section titled “The Rosemont Property – Since the Acquisition by Augusta”. The Company has retained Washington Group International Inc. to lead a preliminary feasibility study and Stantec Consulting to develop the environmental, hydrological, closure and permitting plans. The preliminary feasibility study and associated technical report are planned for completion in the second quarter of 2006.

A subsequent full feasibility study and initiation permitting activities are planned for the balance of the year, with related development expenditures estimated at US$5,300,000. In addition, if the Company exercises its right under the Option Agreement on the Rosemont property acquisition, a payment of US$7,200,000 will be required in July 2006. As at September 30, 2005, the Company has expended US$1,121,231 on the Rosemont property. In 2006, total expenditures on the Rosemont property are planned at US$ 12,500,000.

Mt. Hamilton and Shell Properties, Nevada

As the Mt. Hamilton and Shell Properties are adjacent to each other the Company has combined the exploration programs for these properties. The Company believes there are synergies between the two properties from an exploration perspective and from a regional geological perspective. The 2006 exploration plan for the Mt. Hamilton and Shell properties consist of a combined program of approximately 3,000 meters of drilling to verify previously discovered mineralized bodies and explore their extensions. The program will also test a deep manto-like molybdenum deposit identified in previous drilling. Permit applications are in place for this drilling program and approval is expected during the first quarter of 2006.

An updated geologic model and resource report is planned for the Mt. Hamilton Centennial deposit. As of the end of the third quarter ended September 30, 2005 project expenditures on the Mt. Hamilton property were $139,497. Total project expenditures on the Shell property were $12,789.

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The estimated costs for the 2006 drilling and studies program total approximately US$400,000. In addition, property acquisition expenses relative to agreements on these properties require payments of US$200,000 on the Shell Property in March 2006 and US$1,200,000 on Mt. Hamilton in April 2006, including annual advance royalty payments. Total expenditures on the Shell and Mt. Hamilton properties are planned at US$1,800,000 in 2006.

Lone Mountain Property, New Mexico

A Phase 1 drilling program consisting of approximately 3,000 meters of drilling is planned for 2006 on the Company’s Lone Mountain property. The program will test the continuity and extension of a previously drilled Cu-Zn-Pb-Ag mineralization hosted in Mississippian-age Lake Valley formation limestone. The permit applications have been submitted and the negotiations for surface drilling access rights are currently underway with the private landowners.

Virtually all of the data from previous programs have been acquired and an electronic database and updated geological model have been completed. Scoping level studies will commence upon completion of the Phase 1 drill program. The Phase 1 program is expected to be complete by May 2006. To date work expenditures on the Lone Mountain property have totalled $38,630.

The projected cost of the exploration program and related activities including the scoping study is approximately US$850,000. In addition property acquisition expenses relative to an option agreement on this property require an option payment of US$200,000 in April 2006. Total expenditures on the Lone Mountain property are planned at US$1,050,000 in 2006.

The Company will continue to fund its operations as it has in the past by way of equity financings and other means that are available in the market place to make its property acquisition and option agreement payments, for exploration and development expenditures on its properties and for working capital and overhead purposes on an ongoing basis as required.

ITEM 5: RISK FACTORS

An investment in the Company's common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information filed with the Canadian securities regulators before investing in the Company's common shares. The risks described below are not the only ones faced. Additional risks that the Company currently believe are immaterial may indeed become important factors that affect the Company's business. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose all of their investment.

We have a history of losses and anticipate that we will continue to incur losses for the foreseeable future.

We have historically incurred losses as evidenced by the consolidated statements of operations contained herein. We incurred losses from operations of $2,972,437, $866,057 and $298,933 for the years ended December 31, 2004, 2003 and 2002, respectively, and $6,360,527 for the nine months ended September 30, 2005. As of September 30, 2005, we had a cumulative net loss from operations of $11,145,814.

Our efforts to date are focused on acquiring and exploring mineral properties. All of our properties are in the exploration stage and none have any known mineral reserves. We do not anticipate that we will earn any revenue from our operations until our properties are placed into production, which is not expected to be for several years, if at all.

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We will require additional capital to fund our business plans

As of September 30, 2005, we had working capital of $1,860,780, and estimated working capital of $347,022 as of December 31, 2005. We have no revenues from operations and do not expect to generate any revenues from operations in the foreseeable future. We anticipate that we will require additional capital of approximately $25,000,000 to fund our business activities, including exploration and development expenditures and property payments, during the year ending December 31, 2006. Such funding may not be available on acceptable terms or at all. When required, we intend to raise additional capital through debt or equity financing, and possibly through joint ventures, production sharing arrangements or other means. Our failure to meet our ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of our property or the loss or substantial dilution of our property interests (as existing or as proposed to be acquired).

We have historically depended on distributions of our securities to fund our working capital and funding requirements

Historically, the principal source of funds available to us has been through the sale of their respective common shares. During the years ended December 31, 2005 and 2004, we raised approximately $12,300,000 and $500,000, respectively, by issuing equity securities. We anticipate that we will be required to raise an additional $25,000,000 during the year ending December 31, 2006. Equity financing undertaken by us would cause dilution to our existing shareholders.

In addition, as at December 31, 2005, we had 3,326,833 number of share purchase options at an average exercise price of $1.35 of which 860,583 were fully vested, 15,875,143 warrants at an average exercise price of $1.51, and approximately 1,090,909 common shares further to a convertible debenture outstanding. As a consequence of the passage of time since the date of their original sale and issuance, none of the Company's shares remain subject to any hold period restrictions in Canada as of December 31, 2005. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for our common shares.

We have no proven or probable reserves and we may never discover sufficient mineral deposits to justify commercialization of any of our properties.

We have no probable or proven reserves on any of our properties, and we have not completed a feasibility study on any of our properties. Therefore, we cannot be certain that minerals will be discovered in sufficient quantities and grade on any of our properties to justify commercial operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. If we are unable to upgrade our mineralized material to proven and probable reserves in sufficient quantities to justify commercial operations, we will be unable to develop mines and our financial condition and results of operations could be adversely affected.

We have no history of production and may never place any of our properties into production.

None of our properties are in commercial production, and we have never recorded any revenues from mining operations. We expect to incur losses unless and until such time as our properties enter into commercial production and generate sufficient revenues to fund our continuing operations. The development of mining operations on any of our properties will require the commitment of substantial resources for operating expenses

Augusta Resource Corporation – Annual Information Form	Page 29

and capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of our properties are added. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, our acquisition of additional properties, and other factors, many of which are beyond our control. We may not generate any revenues or achieve profitability.

Our exploration activities may not be commercially successful.

Mineral exploration is highly speculative in nature, involves many risks and is frequently nonproductive. Unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor are risks involved in the conduct of exploration programs. We are currently conducting exploration and deposit definition drilling on our properties. The success of mineral exploration is determined in part by the following factors:

  the identification of potential mineralization based on superficial analysis;
  availability of exploration permits;
  the quality of our management and our geological and technical expertise; and
  the capital available for exploration.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. We cannot assure you that any gold reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations.

Exploration, development and mining involve a high degree of risk.

Our operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of gold and other base or precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, pit-wall failures, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations, if any, are subject to various hazards, including, without limitation, equipment failure and failure of retaining dams around tailings disposal areas, which may result in environmental pollution and legal liability.

The parameters used in estimating mining and processing efficiency are based on testing and experience with previous operations. While the parameters used have a reasonable basis, various unforeseen conditions can occur that may materially affect the estimates. In particular, past operations indicate that care must be taken to ensure that proper ore grade control is employed and that proper steps are taken to ensure that the leaching operations are executed as planned. The mining contracts for the mines include clauses addressing these issues to help ensure planned requirements are met. Nevertheless, unforeseen difficulties may occur in planned operations.

We may be adversely affected by fluctuations in molybdenum, copper, silver, gold and other metal prices.

The value and price of our common shares, our financial results, and our exploration, development and mining, if any, activities may be significantly adversely affected by declines in the price of molybdenum, copper, silver, gold and other metals. Mineral prices fluctuate widely and are affected by numerous factors beyond our control such

Augusta Resource Corporation – Annual Information Form	Page 30

as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of mineral producing countries throughout the world. The price for gold fluctuates in response to many factors beyond anyone’s ability to predict. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10 percent change in price may have little impact on the estimated resource quantities and affect only the resultant positive cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of our investments in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting our mineralized material estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Title to our properties may be subject to other claims.

Although we believe we have exercised the commercially reasonable due diligence with respect to determining title to properties we own, control or have the right to acquire by option, there is no guarantee that title to such properties will not be challenged or impugned. Our mineral property interests may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of our properties which, if successful, could impair development and/or operations. In addition, a portion of our property is leased and may be subject to defects in title, particularly due to the large number of transfers.

Estimates of mineralized materials are subject to geologic uncertainty and inherent sample variability.

Although the estimated resources at our properties have been delineated with appropriately spaced drilling, there is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There also may be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations. Acceptance of these uncertainties is part of any mining operation.

Mineral resources are only estimates which may be unreliable.

Although the mineralized material figures included in this prospectus have been carefully prepared by independent engineers, these amounts are estimates only, and we cannot be certain that any specified level of recovery of molybdenum, copper, silver, gold or other mineral from mineralized material will in fact be realized or that any of our properties or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material, which is not mineral reserves, does not have demonstrated economic viability. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of our properties. In addition, we cannot be certain that metal

Augusta Resource Corporation – Annual Information Form	Page 31

recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Until an unmined deposit is actually mined and processed the quantity of mineral resources and reserves, if any, and grades must be considered as estimates only.

Government regulation may adversely affect our business and planned operations.

We believe our exploration projects currently comply with existing environmental and mining laws and regulations affecting its operations. Our mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. We cannot assure you that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. At present, there is no royalty payable to the United States on production from unpatented mining claims, although legislative attempts to impose a royalty have occurred in recent years. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a material adverse impact on our business and financial condition.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on our business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Our operations are subject to environmental risks.

All phases of our operations, if any, will be subject to federal, state and local environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We cannot be certain that future changes in environmental regulation, if any, will not adversely affect our operations, if any. Environmental hazards may exist on the properties on which we hold and will hold interests which are unknown to us at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Production, if any, at our mines will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems then we may become subject to liability for hazards that it may not be insured against or for clean up work that may not be insured.

We do not insure against all risks.

Our insurance will not cover all the potential risks associated with a mining company’s operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may

Augusta Resource Corporation – Annual Information Form	Page 32

not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

We compete with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

We are dependent on our key personnel.

Our success depends on our key executives: Richard Warke, Chairman, Gil Clausen, President, Donald Clark, Chief Financial Officer, Mike Clarke, Vice President Exploration and James Sturgess, Vice President Projects and Environment. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. Our ability to manage its exploration and development activities, and hence our success, will depend in large part on the efforts of these individuals. We face intense competition for qualified personnel, and we cannot be certain that we will be able to attract and retain such personnel.

Our officers and directors may have potential conflicts of interest

Our directors and officers may serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which we are also participating, such directors and officers may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of Canada require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, our directors and officers may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions. There is no assurance that our needs will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger programs; (ii) acquire an interest in a greater number of programs; and (iii) reduce their financial exposure with respect to any one program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, it is expected that our directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

We provide indemnity and protection to our directors and officers

Section 7 of our By-Law No.1 states in part that:

“The Company shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company’s request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor... against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment . . ..”

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Thus, we may be required to pay amounts to settle any such claims that may arise. The impact of any such possible future indemnity protection cannot be determined at this time.

Our stock price is subject to volatility

During the year ended December 31, 2005, our share price ranged from $0.37 to $3.92 per share. The market price of a publicly traded stock, especially a junior resource issuer like us, is affected by many variables not directly related to our exploration success, including the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the stock exchanges on which the Company trade, suggest the Company's shares will continue to be volatile.

ITEM 6: SELECTED FINANCIAL INFORMATION

Last Three Financial Years

The following table sets forth selected audited financial information of the Company for the last three completed financial years:

	2004	2003	2002
Total Revenue	nil	nil	nil
Total net loss	(866,057)	(298,933)	(520,877)
Total net loss and diluted net loss per share	(0.06)	(0.04)	(0.10)
Total assets	1,365,194	722,175	537,506
Total long-term financial liabilities	32,997	32,353	30,901
Cash dividends declared per share	nil	nil	nil

Reference should be made to the financial statements of the Company’s for the fiscal year ended December 31, 2004, together with the auditor’s report thereon incorporated by reference to this AIF.

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Selected financial information for each of the eight most recently completed quarters of fiscal 2005, 2004 and 2003 are as follows:

			Net loss per share
	Revenue	Net Loss	basic & diluted
Sep 2005	Nil	4,244,896	$ 0.12
Jun 2005	Nil	821,853	$ 0.02
Mar 2005	Nil	1,305,722	$ 0.06
Dec 2004	Nil	97,916	$ 0.01
Sep 2004	Nil	130,313	$ 0.01
Jun 2004	Nil	577,324	$ 0.07
Mar 2004	Nil	60,504	$ 0.01
Dec 2003	Nil	21,482	$ 0.01

ITEM 7: MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis of financial condition and results of operations for the Company’s last two fiscal years is contained in the Company’s 2004 audited financial statements and for the nine months ended September 30, 2005 is contained in the Company’s third quarter unaudited financial statements which are incorporated herein by reference and are part of the Company’s public filings that are available on SEDAR at www.sedar.com.

ITEM 8: DIVIDENDS

The Company has not paid any cash dividends on its common shares and has no present intention of doing so, as it anticipates that all available funds will be utilized to finance exploration, development and future investment opportunities.

ITEM 9: DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of common shares without par value of which as at December 31, 2005 there were 39,514,593 common shares issued and outstanding. Each common share of the Company has the following rights, privileges, restrictions and conditions attached thereto:

i)	to vote at meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote:
ii)	to share equally, share for share, in any dividends declared by the Company; and
iii)

subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, to share equally, share for share in the remaining property of the company upon liquidation, dissolution or winding-up of the Company.

The Articles and By-laws of the Company contain no restrictions on the right to hold or vote the Corporation’s common shares.

Augusta Resource Corporation – Annual Information Form	Page 35

ITEM 10: MARKET FOR SECURITIES

The common shares of the Company currently trade on the TSX Venture Exchange. The table below present the high and low sale prices for the common shares of the company and the volume on a monthly basis.

High and Low Prices and Volume for Fiscal 2005
Period	High	Low	Volume
December 2005	1.55	1.26	1,499,216
November 2005	1.64	1.16	2,542,571
October 2005	2.20	1.50	2,853,036
September 2005	1.80	1.05	3,528,624
August 2005	2.10	1.69	4,169,408
July 2005	2.30	1.66	3,017,513
June 2005	3.92	1.91	8,574,960
May 2005	3.35	1.95	1,599,432
April 2005	2.75	1.50	2,428,788
March 2005	3.15	1.91	4,113,930
February 2005	3.07	0.81	5,803,044
January 2005	1.14	0.37	2,889,651

ITEM 11: ESCROWED SECURITIES

The Company does not have any escrowed securities.

ITEM 12: DIRECTORS AND OFFICERS

Name, Age, Municipality of Residence	Present and principal Occupation During the Last Five Years	Date Appointment as Officer	Date Appointment as Director
Richard W. Warke(2)(3) Age: 45 West Vancouver, BC, Canada	Chairman and Director of the Company and President and Director of Sargold Resource Corporation.	February 1, 1996	February 1, 1996
Gil Clausen Age: 49 Denver, CO, USA

President, CEO and Director of the Company; Executive Vice President of Washington Group International, Inc. between 2001 to March 2005 and President and CEO of EngineeringMatrix Corp. between 1999 to 2001.

		March 28, 2005	March 28, 2005
Donald B. Clark (1) Age: 63 Richmond, BC, Canada	Director of the Company and Sargold Resource Corporation.	Not Applicable	February 1, 1996
Robert P. Wares(1) (2) (3) Age:48 Montreal, QC, Canada	Director of the Company, President of Osisko Exploration Ltee. and Director of Sargold Resource Corporation.	Not Applicable	April 26, 1999

Augusta Resource Corporation – Annual Information Form	Page 36

Name, Age, Municipality of Residence	Present and principal Occupation During the Last Five Years	Date Appointment as Officer	Date Appointment as Director
Michael A. Steeves(1) (2) (3) Age: 59 Reno, Nevada, USA

Director of the Company; Vice President, Investor Relations of Glamis Gold Ltd. between June 2002 and August 2005. Director of Investor Relations of Coeur d'Alene Mines Corporation between October 1999 to June 2002.

		Not Applicable	June 8, 1999
Christopher M.H. Jennings(1) (2) (3) Age: 71 BWI

Director of the Company; Chairman of SouthernEra Diamonds Inc.; Director of Southern Platinum Corp. between September Grand Cayman, Cayman Islands, 2004 – June 2005; President and CEO of SouthernEra Resources Limited between April 1992 to April 2001; and a Director of Sargold Resource Corporation since March 2003.

		Not Applicable	April 2002
W. Durand Eppler(1) (2) (3) Age: 52 Denver, CO, USA

Director of the Company; CEO of Sierra Partners, LLC since April 2005 and is President of New World Advisors, LLC since August 2004. He was also Vice President of Newmont Mining Corporation between 2002 and August 2004 and President of Newmont Indonesia between 1998 and 2001.

		Not Applicable	June 15, 2005
Mike Clarke Age: 57 Lakewood, CO, USA

Vice President Exploration for the Company and Sargold Resource Corporation; Manager, Exploration for First Quantum Minerals Ltd. between July 2004 and April 2005; Director of Exploration for the Saudi Arabian Mining Company between October 1999 to June 2004.

		April 13, 2005	Not Applicable
James A. Sturgess Age: 54 Centennial, CO, USA	Vice President Projects and Environment for the Company; Senior Associate for Stantec Consulting Inc. between December 2000 and December 2005.	October 1, 2005	Not Applicable

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Corporate Governance Committee

Directors are elected at each annual meeting of shareholders and serve until the next annual meeting or until their successors are elected or appointed.

There are no family relationships among the members of the board of directors or the members of senior management of the Company. There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any member of the board of directors or member of senior management was selected.

To the knowledge of the Company, the number of common shares of the Company which were beneficially owned, directly or indirectly, or over which control or direction was exercised by all directors and executive officers of the Company as a group as at December 31, 2005 was 8,118,337 representing 20.54% of the then outstanding common shares.

Augusta Resource Corporation – Annual Information Form	Page 37

Biographical Information

In addition to the information provided in the table above, the following is a brief description of the employment background of the Company’s directors and senior management:

Richard Warke - Chairman and Director

Mr. Warke has been involved in the resource industry for over 20 years He is the founder of Augusta and the Augusta Group of companies. Since starting the Augusta Group of companies in 1988, he has been actively involved in forestry and mining with operations and projects around the world. Mr. Warke has contacts throughout the mining industry and has been involved in raising several hundred million in equity for resource companies. He is also President, CEO and Director of Sargold Resource Corporation since May 1998.

Gil Clausen – President, CEO and Director

Mr Clausen is President and CEO of the Company. Prior to joining Augusta Resource Corporation, Mr. Clausen’s relevant mining experience includes Executive Vice President, Mining for Washington Group International, Inc. from 2001 to March 2005 where he was responsible for developing new business, executing the business unit growth strategy, and supporting domestic and international operations for several large open pit coal, metals and industrial minerals mines. Prior to this, Mr. Clausen was Vice President Operations at Stillwater Mining Company between 1995 and 1999 where he led the team that continuously achieved record-low costs and record-low accident frequency rates while implementing a three-year growth plan, doubling mining production and developed reserves. While at Stillwater, Mr. Clausen managed a major capital expansion that was brought in on budget and ahead of schedule. Mr. Clausen has held various capacities at Placer Dome Inc. beginning as Mine Superintendent for Gibraltar Mines Ltd., then General Manager of the Endako Mines Division and later General Manager for the Detour Lake Mine. Mr. Clausen's career began in 1983 as a Mine Engineer at Noranda's Brenda Mines. His early career experience includes operating and engineering positions with Fording Coal Limited and Cleveland Cliffs Inc. Mr. Clausen is a Registered Professional Engineer in the Province of British Columbia.

Donald B. Clark - Director

Mr. Clark spent 28 years in the Canadian banking industry, engaged in all aspects of retail and commercial banking. His last position was with the Royal Bank of Canada as Manager of a commercial branch where he had full responsibility for development, marketing, growth, portfolio management of commercial loans and deposits, dealing with a wide range of industrial, commercial, natural resource and individual clientele between August 1981 to November 1984. He was also ultimately responsible for administration of the branch. Following this, Mr. Clark spent from December 1986 to December 1989 as Chief Executive Officer of H.E.R.O. Industries Ltd., a publicly traded manufacturing company. Prior to joining the Augusta Group of companies in 1994, he spent five years as President and Chief Operating Officer of Conversion Industries Inc., a niche merchant banking operation engaged in investment in companies which they assisted to become publicly traded. Mr. Clark was engaged in the analysis, acquisition/investment and monitoring of these companies, as well as the day-to-day supervision of the merchant bank operation.

Michael A. Steeves - Director

Mr. Steeves has been involved in the mining industry for more than 30 years. He was Vice President of Investor Relations for Glamis Gold Ltd. in Reno, Nevada until August 2005. Prior to joining Glamis Gold in June 2002, he served as Director of Investor Relations for Coeur D'Alene Mines in Coeur D'Alene, Idaho and Homestake Mining in San Francisco, California. Previously, Mr. Steeves worked as a mining analyst for a number of Canadian

Augusta Resource Corporation – Annual Information Form	Page 38

investment firms. He has a Bachelor of Science and a Master of Science degree in Geology from the University of Manitoba and is also a Chartered Financial Analyst.

Dr. Chris M. H. Jennings - Director

Dr. Jennings holds a B.Sc (Hons.), M.Sc. and Ph.D degree from the University of Natal, South Africa and has over 40 years experience in geology, mineral exploration and development. He has directed exploration throughout Africa, Canada, the United States, South America, Scandinavia, Greenland, Australia and the Caribbean. Dr. Jennings has also helped to discover 5 gold mines: Hope Brook, Newfoundland; Lac Shortt, Quebec; extensions to Blanket Mine, Zimbabwe; Golden Kopje, Zimbabwe; and Map-Nora, Botswana, the following diamond mines: Marsfontein, South Africa; Klipspringer, South Africa; Diavik Diamond Mine, Canada; Gope, Botswana (not yet in production); a fluorspar mine: Okoruso, Namibia; and several base metal, uranium and zinc deposits: Elbe, Namibia; Quebrada Blanca, Chile which later became a mine; and Les Mines Selbaie, Quebec which later became a mine. Dr. Jennings initiated and supported pioneering research on kimberlite mineral geochemistry and geophysical method for kimberlite exploration which are now widely used worldwide. In 1995, he received the Prospectors and Developers Association Distinguished Service Award for his contributions to diamond discoveries in Canada. Currently Dr. Jennings is Chairman of SouthernEra Diamonds Inc. He was President and Chairman of Southern Era Resources Limited between April 1992 to April 2002. Prior to this, he was Director and Consultant to Aber Resources Ltd., Director at Repadre Capital Corporation, Senior Vice-President of Corona Corporation, Vice-President of B.P. Minerals (Canada), Assistant Vice-President of Falconbridge Ltd. and Deputy Director of the Botswana Geological Survey.

Robert P. Wares - Director

Robert P. Wares is a Professional Geologist and is President of Osisko Exploration Ltd. since September 1998. Mr. Wares holds a Bachelors Degree (Honors) in Geology from McGill University, Montreal, and has 25 years of experience in mineral exploration and research.

W. Durand Eppler - Director

W. Durand (Randy) Eppler is President of New World Advisors, LLC providing strategic and business advisory services to global resource companies. Mr. Eppler has extensive experience in the design and execution of strategic planning efforts focused on building shareholder wealth and corporate growth. Prior to forming New World Advisors in August 2004, Mr. Eppler was Vice President of Newmont Mining Corporation where he had a key role in helping Newmont achieve its status as the global leader in the gold industry, focusing on corporate development efforts, mergers and acquisitions and international business ventures. Mr. Eppler joined Newmont in 1995 after a 20 year career in commercial and investment banking in the global resource sector, principally with Chemical Banking Corporation (now JP Morgan). Mr. Eppler has a Master of Science in Mineral Economics from the Colorado School of Mines and a bachelor of arts from Middlebury College. He is a 25-year member of the Society of Mining Engineers of A.I.M.E.

Mike Clarke – Vice President Exploration.

Mr. Clarke has a Ph. D. in Geology and over thirty years of international industry experience in the US, Mexico, Russia, Canada, Saudi Arabia and western Africa. From July 2004 until April 2005, Mr. Clarke was Country Manager, Exploration for First Quantum Minerals Ltd. in Mauritania where he was responsible for exploration for the Guelb Moghrein Copper-Gold deposit. Prior to this, he was Director of Exploration for the Saudi Arabian Mining Company where, under his direction, the company made several large discoveries totaling in excess of several million ounces of contained gold. Prior to this, over a period of almost 10 years, Mr. Clarke was Senior Geologist, District Manager - Mexico and District Manager - Western Canada for Cyprus Exploration Co. evaluating acquisition opportunities and carrying out exploration projects worldwide. While at Cyprus, Mr. Clarke

Augusta Resource Corporation – Annual Information Form	Page 39

headed the geological section of the Cyprus team that evaluated and acquired the Kubaka Gold Deposit in the Russian Far East and then guided the geologic section through feasibility leading Cyprus to becoming one of the first western mining companies to develop a new mine in the former CIS. Mr. Clarke’s career began in 1969 as an underground laborer, mine surveyor and Assistant Geologist. From 1976 to 1983 he was with the San Luis Mining Co./Luismin - initially as a Mine Geologist, District Geologist and later as Director of Exploration managing exploration for precious and base metal deposits throughout Mexico.

Mr. Clarke is directly responsible for the discovery of two deposits (owned by Luismin, a subsidiary of Wheaton River Minerals Ltd): (1) The Santa Rita Silver-Gold Deposit in Durango Mexico, near the Tayoltita silver-gold mine, which has been a principal source of silver and gold for the Tayoltita operation; and (2) The San Antonio Gold-Silver Mine in Sinaloa, Mexico, which was a high-grade silver-gold deposit located in a remote portion of the Mexican Barranca region. Luismin owed its strong financial position in large part to profits gained from these operations.

James (Jamie) Sturgess – Vice President Projects and Environment

Mr. Sturgess has over 25 years of industry experience in the areas of environmental management, regulatory compliance, pollution control and project management. His career has spanned from research field biologist to site environmental manager for large mining operations, and included terms as Vice President Environmental Affairs for Cyprus Climax Metals Company, and President of EnviroNet, an environmental engineering and consulting business. Mr. Sturgess was formerly a Senior Associate with Stantec Consulting in the Environmental Management group, and did major permitting work in Arizona for the last 15 years. He has earned both his MS in Resource Management Ecology and his BS in Renewable Natural Resource Management from the University of California at Davis.

Cease Trade Orders or Bankruptcies

To the best of the Company’s knowledge, having made due inquiry, no director or executive officer of the Company is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity: (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than thirty (30) consecutive days; (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than thirty (30) consecutive days; or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except as follows:

Cybercom Systems Inc. (“Cybercom”) was issued a cease trade order on October 23, 2002 due to failure to file comparative annual financial statements and quarterly report for the period ended January 31, 2002. Cybercom’s failure to filing the above resulted from its inability to pay filing fees associating with such filing due to a lack of funding. Also, 2973090 Canada Inc., a Quebec based company, filed a motion with the Quebec Court dated August 18, 1997 to petition Augusta Metals Incorporated (now known as CyberCom Systems Inc.) into bankruptcy. The case was heard November 5, 1997. The Court rendered judgment January 19, 1998, dismissing the plaintiff’s petition motion with costs. Cybercom is currently inactive and remains under cease trade order. Richard Warke and Donald Clark were at the time of the occurrences indicated above and currently are either a director, officer or both of Cybercom.

Conflicts of Interest

To the knowledge of the Company, no director or officer of the Corporation has an existing or potential conflict of interest with the Company or any of its subsidiaries.

Augusta Resource Corporation – Annual Information Form	Page 40

ITEM 13: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Within the three most recently completed financial years ended December 31, 2004 and up to the date of this AIF, none of the following (a) a director or executive officer of the Company; (b) a person or company that is direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of outstanding voting securities of the Company; and (c) an associate or affiliate of any of the persons or companies referred to in the above paragraphs (a) or (b), has any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company to the best of the Company’s knowledge other than as stated in the Company’s most recently filed financial statements for the third quarter ended September 30, 2005 which are incorporated here by reference and available on SEDAR at www.sedar.com.

ITEM 14: TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Company is Computershare Trust Company of Canada, 510 Burrard Street - 3rd Floor, Vancouver, BC V6C 3B9, Canada.

ITEM 15: MATERIAL CONTRACTS

There are no other material contracts, other than those already disclosed in this AIF and other than those entered into in the ordinary course of the Company’s business, that is material to the Company and which was entered into in the most recently completed fiscal year ended December 31, 2004 or before the most recently completed financial year but is still in effect as of the date of this AIF.

ITEM 16: NAME OF EXPERTS

Since 1998 the Company’s auditors have been Deloitte and Touche located at Suite 2800 Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, BC, V7X 1P4. Their audit reports for the year ended December 31, 2004 and 2003 is incorporated by reference in this AIF. On January 5, 2005 the Company appointed Ernst & Young Inc. as its auditor.

This AIF also includes information from technical reports related to the Rosemont Property and the Lone Mountain Property authored by Mr. Greg Mosher, P.Geo, Senior Geologist, Mining & Minerals, of Wardrop Engineering Inc (Wardrop), and the Mt. Hamilton Property authored by Stewart Wallis, P.Geo, Gregory Z. Mosher, P.Geo and David W. Rennie. Messers Wallis and Rennie are with Roscoe Postle Associates Inc. (RPA) and Mr. Mosher was at the date of the Mt. Hamilton report with RPA but is now with Wardrop. In addition, this AIF includes information from a Mineral Resource Statement completed by Mr. William L. Rose of WLR Consulting, Inc. The mineral resource estimation work was performed by or under the direction of Mr. Rose.

Interests of Experts

To the best of the Company’s knowledge, the experts named under this Item 16 did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company when the experts prepared their respective reports.

Augusta Resource Corporation – Annual Information Form	Page 41

ITEM 17: ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's management information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year and its most recently completed interim period is available on SEDAR at www.sedar.com.

In addition, copies of documents, may be obtained from the Company by contacting the Company at Suite 400 – 837 West Hastings Street, Vancouver, BC, V6C 3N6, telephone (604) 687-1717, fax (604) 687-1715.

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